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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Advanced Analogic Technologies Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

CUSIP No. 00752J 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vision 2000 Venture Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 3,554,404 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,554,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,404
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.23%
12.	Type of Reporting Person (See Instructions) 00

Page 2 of 7 pages

CUSIP No. 00752J 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hung-Chiu Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 3,554,404 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,554,404

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,404
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.23%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 7 pages

Item 1.	(a)	Name of Issuer:

Advanced Analogic Technologies Incorporated

	(b)	Address of Issuer’s Principal Executive Offices:

830 East Arques Avenue Sunnyvale, CA 94085

Item 2.	(a)-(c)	Name of Person Filing; Address of Principal Business Office or, if none , Residence; Citizenship:

This Statement is filed by:

Vision 2000 Venture Limited (“Vision”) and Hung-Chiu Hu, the director of Vision. Mr. Hu has voting and dispositive power for the shares held by Vision. Mr. Hu disclaims beneficial ownership of the shares held by Vision. The aforementioned parties are each referred to herein as “Reporting Person” and collectively as the “Reporting Persons.”

The Business Address of Vision and Mr. Hu is c/o Mosel Vitelic Inc., No. 1, Creation 1st Road, Hsinchu Science Park, Hsinchu, Taiwan 30078, R.O.C.

Mr. Hu is a citizen of Taiwan.

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

00752J 10 8

Item 3.

N/A

Page 4 of 7 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person.

(b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person based on 43,165,933 shares of Common Stock outstanding as of December 31, 2005.

(c) Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: See Row 5 for the voting and dispositive power for each Reporting Person.

(ii) Shared power to vote or direct the vote: See Row 6 for the voting and dispositive power for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 for the voting and dispositive power for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 for the voting and dispositive power for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 14, 2006

VISION 2000 VENTURE LIMITED

BY:	/S/ HUNG-CHIU HU
TITLE:	Hung-Chiu Hu, its Director

HUNG-CHIU HU

BY:	/S/ HUNG-CHIU HU

Page 6 of 7 pages

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Advanced Analogic Technologies Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 14, 2006

VISION 2000 VENTURE LIMITED

BY:	/S/ HUNG-CHIU HU
TITLE:	Hung-Chiu Hu, its Director

HUNG-CHIU HU

BY:	/S/ HUNG-CHIU HU

Page 7 of 7 pages